Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF GRYPHON DIGITAL MINING, INC.

Gryphon Digital Mining, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Gryphon Digital Mining, Inc.

2. The Certificate of Incorporation of the Corporation is amended by adding the following new paragraph to the end of Article FOURTH:

Effective as of 5:00 p.m. Eastern Time on September 2, 2025 (the “Effective Time”), each five (5) shares of the Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, $0.0001 par value per share (the “New Common Stock”), without any action by the holder thereof, subject to treatment of fractional shares set forth below (the “Reverse Stock Split”). No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split. Any stockholder of record of Old Common Stock immediately prior to the Effective Time that would otherwise be entitled to a fractional share as a result of the Reverse Stock Split (after aggregation of such stockholder's shares of New Common Stock) shall be entitled, upon the Effective Time, to receive one whole share of New Common Stock in lieu of such fractional share.

From and after the Effective Time, certificates that, immediately prior to the Effective Time, represented shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which such shares shall have been reclassified and combined as a result of the Reverse Stock Split, including the treatment of fractional shares set forth above. Each book entry position that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such book entry position shall have been reclassified and combined; provided, that each person holding of record a book entry position that represented shares of Old Common Stock shall receive, a new book entry position evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination, including treatment of fractional shares set forth above.

3. This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 2nd day of September, 2025.

GRYPHON DIGITAL MINING, INC.

By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	Chief Executive Officer

[Signature Page to Certificate of Amendment to Certificate of Incorporation]